Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-171775) of Veris Gold Corp. and subsidiaries (the “Company”) of our report dated April 14, 2014 with respect to the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes emphasis of matter paragraphs referring to the existence of conditions that cast substantial doubt about the Company’s ability to continue as a going concern and uncertainty related to the outcome of the negotiations to settle a forward contract) appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2013.

/s/ Deloitte LLP

Chartered Accountants

Vancouver, Canada

September 11, 2014